United States securities and exchange commission logo





                              August 23, 2021

       Xueyuan Weng
       Chief Executive Officer
       Golden Sun Education Group Limited
       Profit Huiyin Square North Building
       Huashan 2088, Unit 1001
       Xuhui District, Shanghai, China

                                                        Re: Golden Sun
Education Group Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed August 4,
2021
                                                            File No. 333-255891

       Dear Mr. Weng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       Cove Page

   1. Please refer to the prospectus cover page. Please revise the fourth paragraph to explain whether the VIE
structure is used to replicate foreign investment in Chinese-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never directly hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in your operations and/or
value of your Class A ordinary shares, including that it could cause the value of such
securities to significantly decline or become worthless. Provide a cross-
                                                        reference to your
detailed discussion of risks facing the company and the offering as a
 Xueyuan Weng
FirstName
Golden SunLastNameXueyuan    Weng
            Education Group Limited
Comapany
August 23, NameGolden
           2021        Sun Education Group Limited
August
Page 2 23, 2021 Page 2
FirstName LastName
         result of this structure, and state that this structure involves unique risks to investors.
2. Please revise the prospectus cover page to provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the
         company   s operations in China. Your disclosure should make clear
whether these risks
         could result in a material change in your operations and/or the value of your Class A ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities, data security, anti-monopoly concerns, and the regulation of
         tutoring institutions, has or may impact the company   s ability to
conduct its business,
         accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.
Prospectus Summary , page 1

4. In this section, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the
         company   s corporate structure, including who the equity ownership
interests are of each
         entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of
the VIE   s operations
         and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which
the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the
         VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. In this section, disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC, PRC Ministry of Education or any other entity that is
 Xueyuan Weng
FirstName
Golden SunLastNameXueyuan    Weng
            Education Group Limited
Comapany
August 23, NameGolden
           2021        Sun Education Group Limited
August
Page 3 23, 2021 Page 3
FirstName LastName
         required to approve of the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions and whether any permissions have been denied.
6. In this section, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
7. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
8. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
9. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas
 Xueyuan Weng
Golden Sun Education Group Limited
August 23, 2021
Page 4
         and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risk Factors, page 10

10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. We note the recent issuance of the "Guideline to Significantly Reduce The Excessive
         Burden of Homework and After-school Tutoring for Students in Primary and Middle
         Schools." The guidelines appears to contain various requirements and restrictions related to after school tutoring services, including registration as non-profit, prohibition on foreign ownership, prohibition for listed companies on raising capital to invest in businesses that teach academic subjects in compulsory education, limitations as to when tutoring services on academic subjects may be provided and new fee standards. Disclose the applicability of these guidelines to you and your business and how and when you expect to comply. Please also address if these guidelines may be expanded in the future to cover any of your other business or operations.
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain whether and how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date if applicable.
       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameXueyuan Weng                                  Sincerely,
Comapany NameGolden Sun Education Group Limited
                                                                Division of
Corporation Finance
August 23, 2021 Page 4                                          Office of Trade
& Services
FirstName LastName